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[LOGO   Campbell Resources Inc.]


                                 PRESS RELEASE
                             For immediate release

                          CAMPBELL RESOURCES ANNOUNCES
             CONTINUED IMPROVEMENTS AT THE JOE MANN MINE IN OCTOBER

Montreal, November 12, 2002 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin
Board: CBLRF) announces that operations at its Joe Mann Mine continued to improve in October with production reaching 5,127 ounces of gold at a grade of
0.304 oz/ton. The following production details show the continuing improvements in October compared to the month of September:

                                    September                 October
Tons produced                        17,626                   18,030
Grades   Au oz/t                      0.228                    0.304
         Cu %                          0.20%                   0.292%
Recovery Au %                         90.18%                   93.44%
         Cu %                         94.22%                   95.51%
Production Au (ounces)                3,616                    5,127
           Cu (pounds)               64,840                  100,739


Mr. Fortier, President and Chief Executive Officer, stated that "We are very pleased with the continuing progress at the Joe Mann Mine and are confident that the previous estimate for fourth quarter production of 12,500 ounces will be met. With production at the Joe Mann Mine starting at the beginning of the second quarter, and current year to date production of 27,066 ounces, Campbell currently estimates that its 2002 production will be approximately 35,000 ounces."

Campbell Resources is a mining company focused mainly in the Chibougamau mining camp of Quebec, where it holds interests in gold and gold-copper exploration and mining properties. These include the Joe Mann Mine, Copper Rand Mine and Corner Bay Project.


For additional information:
andre Fortier                                             Tel.:  (514) 875-9037
President and CEO                                         Fax :  (514) 875-9764

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.